Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

March 25, 2021

Via EDGAR Filing

Mr. Edward Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2111

Global Balanced Income Builder Portfolio, Series 17

File Nos. 333-252385 and 811-03763

Dear Mr. Bartz:

           This letter responds to your comment given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2111, filed on January 25, 2021, with the Securities and Exchange Commission. The registration statement proposes to offer the Global Balanced Income Builder Portfolio, Series 17 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

           1.       The “Principal Investment Strategy” section states that the trust may invest in fixed-income exchange-traded funds that may invest in municipal bonds. If a fixed-income exchange-traded fund invests principally in such securities, please provide the corresponding risk disclosures.

Response:       If a fixed-income exchange-traded fund that the trust invests in invests principally in municipal bonds, the trust will add the corresponding risk disclosures to the appropriate risk section(s).

           We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren